Exhibit 3.154

CERTIFICATE OF FORMATION

OF

O ORGANICS LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto known and identified as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “Limited Liability Company”) is O ORGANICS LLC.

SECOND: The address of the registered office and the address of the registered agent of the Limited Liability Company is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of Newcastle. The name of the registered agent of the Limited Liability Company at such address is Corporation Service Company.

Executed on November 9, 2007.

/s/ Naomi K. Bannister
Naomi K. Bannister
Authorized Person